SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

         SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 5)*


                                  BioTime, Inc.

                                (Name of Issuer)

                           Common Shares, no par value

                         (Title of Class of Securities)

                                    09066L105

                                 (CUSIP Number)

                          Paul Segall and Judith Segall
          935 Pardee Street, Berkeley, California 94710; (510) 845-9535

       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  March 9, 1999

              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                               Page 1 of 7 Pages

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           Paul Segall

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                           (a) [ ]
                           (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           543,245
Shares
Beneficially      8)       Shared Voting Power
Owned by                   0
Each
Reporting         9)       Sole Dispositive Power
Person With                         543,245

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           745,408

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)    [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           6.9%

         14)      Type of Reporting Person (See Instructions)
                           IN


                               Page 2 of 7 Pages

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           Judith Segall

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                           (a) [ ]
                           (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           202,163
Shares
Beneficially      8)       Shared Voting Power
Owned by                   0
Each
Reporting         9)       Sole Dispositive Power
Person With                         202,163

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           745,408

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)    [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           6.9%

         14)      Type of Reporting Person (See Instructions)
                           IN

                               Page 3 of 7 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this schedule relates is Common Shares, no par value (the "Common Shares"), of BioTime, Inc., a California corporation (the "Company"). The Company has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.

         This schedule is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Item 2.  Identity and Background

(a) The names of the persons filing this schedule are Paul Segall and Judith Segall.

(b) The business address of Paul Segall and Judith Segall is 935 Pardee Street, Berkeley, California 94710.

(c) Paul Segall is currently the Chairman and Chief Executive Officer of BioTime, Inc., 935 Pardee Street, Berkeley, California 94710.

         Judith Segall is currently the Vice President and Secretary of BioTime, Inc.

(d) Paul Segall and Judith Segall have not been convicted during the last five years in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) Neither Paul Segall nor Judith Segall has been a party during the last five years to any civil proceeding of a judicial or administrative body of competent jurisdiction, and neither of them has, as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both Paul Segall and Judith Segall are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds used by Paul Segall and Judith Segall to purchase their Common Shares includes both personal funds and borrowed funds.

         Paul Segall and Judith Segall have each executed a Customer Agreement with NationsBanc Montgomery Securities and a related Representation Letter pursuant to which they may borrow funds from time time. On February 12, 1999, the Company distributed subscription rights pro rata to its shareholders (the "Rights Offer"). During March 1999, Mr. and Mrs. Segall borrowed approximately $252,213 and $93,853, respectively, from NationsBanc Montgomery Securities for the purpose of exercising the subscription rights that were distributed to them by the Company in the Rights Offer.

                               Page 4 of 7 Pages

          Mr. and Mrs. Segall have pledged all of their Common Shares as collateral for such loans and have agreed not sell any Common Shares of the Company while their margin loans are secured by their Common Shares. A copy of each of the aforesaid Customer Agreements and Representation Letters has previously been filed as an Exhibit to this Schedule 13D and each is incorporated herein by reference.

Item 4.  Purpose of Transaction

         These securities were purchased for investment. Mr. and Ms. Segall may acquire additional Common Shares or sell all or some of their Common Shares based upon market and economic circumstances.

         Mr. Segall is the Chairman and Chief Executive Officer of the Company, and Judith Segall is a Vice President and the Secretary of the Company. Both are also directors of the Company. In their capacity as officers and directors, they will participate in the management of the Company.

         Mr. and Ms. Segall do not have any current plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure; (vi) any change in the Company's Articles of Incorporation or Bylaws or other action which may impede the acquisition of control of the Company by any person; (vii) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) any of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Paul Segall directly owns 543,245 Common Shares, which constitute approximately 5.03% of the 10,804,733 Common Shares outstanding on March 24, 1999. Judith Segall directly owns 202,163 Common Shares, which constitute approximately 1.87% of the 10,804,733 Common Shares outstanding on March 24, 1999. The forgoing number of outstanding Common Shares is based upon information provided by the Company in its Transition Report on Form 10-K for the period ending December 31, 1998, as filed with the Securities and Exchange Commission.

                               Page 5 of 7 Pages

         (b) Mr. and Mrs. Segall both have the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition, with respect to the shares held in their respective names.

         (c) On or about March 9, 1999, Paul Segall purchased 25,868 Common Shares, and Judith Segall purchased 9,626 Common Shares, a price of $9.75 per share, through the exercise of subscription rights distributed to them by the Company in the Rights Offer. The total number of Common Shares acquired by Mr. and Mrs. Segall in the Rights Offer is less than 1% of the outstanding number of Common Shares before the Rights Offer.

         (d) Mr. and Ms. Segall both have the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition, with respect to the shares held in their respective names. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Paul Segall and Judith Segall are husband and wife and may consult with each other or act jointly with respect to (a) voting Common Shares held in their respective names, (b) acquiring additional Common Shares, and (c) disposing of Common Shares held in their respective names. To the extent that the Common Shares constitute community property under California law, each spouse may have the right to dispose of one-half of the shares constituting community property held by the other spouse.

Item 7.  Material to Be Filed as Exhibits

None

                               Page 6 of 7 Pages

Signature


         After reasonable inquiry and to the best of our knowledge we certify that the information set forth in the statement is true, complete and correct.

                                                /s/Paul Segall
Dated:  April 6, 1999                 ____________________________________
                                                Paul Segall

                                                /s/Judith Segall
Dated:  April 6, 1999                 ____________________________________
                                                Judith Segall


                               Page 7 of 7 Pages